SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February 2017	Commission File Number: 001-35776

ACASTI PHARMA INC.
(Name of Registrant)

545 Promende du Centropolis
Suite 100
Laval, Québec
Canada H7T 0A3
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Laval, Québec, CANADA –  On February 21, 2017 – Acasti Pharma Inc. (“Acasti”, “Acasti Pharma” or the “Corporation”) (NASDAQ: ACST – TSX-V: ACST) announced the concurrent closing of its previously announced public offering (the “Offering”) of units (“Units”) and its previously announced private placement (the “Private Placement”) of convertible debentures and warrants, for aggregate gross proceeds of approximately CAD$7,700,000. Acasti intends to use the net proceeds from the Offering and Private Placement to fund completion of its manufacturing scale-up and the clinical and regulatory planning and preparations necessary to be ready to enroll the first patient in the Phase 3 clinical trial for CaPre® (omega-3 phospholipid), Acasti’s lead product candidate and for intellectual property expansion, business development activities, general and administration expenses, and working capital.

Acasti issued a total of 3,930,518 Units at a price of CAD$1.45 per Unit, for aggregate gross proceeds from the Offering of approximately CAD$5,700,000. Each Unit consists of one Class A share in the capital of the Corporation (a “Common Share”) and half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of CAD$2.15 per Common Share, subject to adjustment in certain circumstances, at any time prior to 5:00 p.m. (Montreal time) on February 21, 2022, subject to the acceleration of the expiry date in certain circumstances.

As a result of the closing of the Offering, there is 14,642,556 Common Shares issued and outstanding.

In addition, on February 21, 2017, Acasti issued CAD$2 million aggregate principal amount of unsecured convertible debentures and warrants to acquire up to 1,052,631 Common Shares as part of the Private Placement. The convertible debentures were issued at a discount of 3.5% to the principal amount thereof, for aggregate gross proceeds from the Private Placement of CAD$1,930,000.

This Report on Form 6-K including the exhibits hereto shall be deemed to be incorporated by reference into Acasti Pharma Inc.'s registration statement on Form S-8 (File No. 333-191383) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ACASTI PHARMA INC.

Date: February 27, 2017	By:	/s/ Jan D'Alvise
Name: Jan D'Alvise
Title: President and CEO of Acasti Pharma Inc.

EXHIBIT INDEX
Exhibit	Description of Exhibit

99.1	Press Release dated February 21, 2017